Exhibit 10.1

May 29, 2020
Mr. Brian DelGhiaccio

Dear Brian,

Congratulations! I am very pleased to promote you the position of Executive Vice President, Chief Financial Officer with Republic Services, Inc. (the “Company” or “Republic”), reporting directly to me, or other individuals as the Company may direct. I am excited about the opportunities presented by the Company and hope that you will continue as a member of the executive leadership team. Your promotion will be effective June 1, 2020 (“Effective Date”).

This letter sets forth the terms and conditions of our offer and highlights the basic components of your compensation. It is not intended to be a comprehensive description of all benefits available to you or to provide the details of the plans that govern the administration of compensation, equity and benefits, as our offerings change periodically.

You will be eligible for the following:

Base Salary: Your Base Salary will be $550,000 annually, subject to applicable deductions and withholdings.

Annual Cash Incentive: You will continue to be eligible to participate in the Company’s Executive Incentive Plan (“EIP”), or any successor or similar plan maintained by the Company for the benefit of similarly-situated employees, subject to the terms and conditions of such plans and at the discretion of and subject to approval by the Management Development and Compensation Committee (the “Committee”). Your award target for the 2020 Annual Cash Incentive has been set by the Committee to be 80% of your Base Salary. The calculation of your 2020 bonus will be prorated based on your base salary, as in effect, prior to and after the Effective Date.

Equity: You will continue to be eligible to participate in the Company’s Amended and Restated 2007 Stock Incentive Plan (“Stock Plan”), or any successor or similar plan maintained by the Company for the benefit of similarly-situated employees, subject to the terms and conditions of such plans and the applicable award agreements. All awards under the Stock Plan are at the discretion of and subject to approval by the Committee or any authorized designee of the Committee. For 2021, management intends to recommend a Restricted Stock Unit (“RSU”) award with a grant date fair value of approximately $560,000.

For 2020, the Committee has approved an RSU award with a grant date fair value of approximately $200,000 to be granted on the Effective Date. The grant will vest in 25% increments on each of the first four anniversaries of the grant date. The equity grant is governed by the provisions of the Stock Plan and applicable award agreement.

Stock Ownership Guidelines: As Executive Vice President, Chief Financial Officer, you are expected to obtain within five years and thereafter maintain ownership of Republic common stock having the value equal to three times Base Salary or such other amount as set from time to time by the Company. As a newly promoted employee, you will have five years from the Effective Date to reach this increased level of stock ownership.

Performance Shares: You will continue to be eligible for a grant of Performance Shares (“PSUs”) under the Stock Plan, or any successor or similar plan maintained by the Company for the benefit of similarly-situated employees, subject to the terms and conditions of such plan, the award agreement and the discretion of and approval by the Committee. A new performance share opportunity may be established each year. This incentive will be tied to achieving the Company’s key financial and shareholder return goals as established by the Committee over a three-year performance cycle. As a reference, these goals for the 2020-2022 performance cycle were cash flow value creation, return on invested capital, and relative total shareholder return. PSUs will be settled equally in shares of Company stock and cash. Management intends to recommend to the Committee that your award target for the 2021-2023 performance cycle be set at $775,000.

Supplemental Long-Term Incentives: The Committee has determined that you will be granted long-term cash incentives for the performance cycles 2018-2020, 2019-2021 and 2020-2022 with targets set at $100,000, $233,333 and $352,917, respectively (“Supplemental LTIPs”), to increase your target awards for such cycles to take into account that you will be in your new role for a portion of the 2018-2020, 2019-2021 and 2020-2022 performance cycles. Payment dates, measurement criteria, targets, performance, and other aspects of the Supplemental LTIPs (including negative discretion of the Committee) will be as if the awards were made under the EIP (except for the provisions stating when awards under the EIP must be granted and the provisions of the following paragraph) and the performance goals will be the same as those that are applicable to other executive officers.

In the event that your continuous service with the Company terminates by reason of death, disability (as defined in the Stock Plan), termination without cause by the Company or termination for good reason (as such terms are defined in the Company’s Executive Separation Policy) by you prior to the end of the applicable performance cycles for the Supplemental LTIPs, you will be entitled to a prorated amount for each such Supplemental LTIP performance cycle that has not yet ended equal to the Supplemental LTIP payment that the Committee determines would have been paid to you had your employment continued through the end of the performance cycle, multiplied by a fraction, the numerator of which is the number of months of the performance cycle which have elapsed since the first day of the performance cycle to the end of the month in which your continuous service with the Company terminates by reason of death, disability, termination without cause by the Company or termination for good reason by you and the denominator of which is the total number of months in the performance cycle. The Supplemental LTIPs will not be payable in the event that a change in control occurs, except to the extent payable without a change in control or required under the Separation Policy.

Deferred Compensation Plan: As an Executive Vice President, you will continue to be eligible for a contribution to the Republic’s Deferred Compensation Plan (“DCP”) that may be made annually at the discretion of the Committee. Presently, the amount of the annual Deferred Compensation Savings Plan contribution is set at $65,000.

Paid Time Off: Paid Time Off will continue to be accrued and used in accordance with the PTO policy applicable to similarly-situated employees.

Benefits: You will continue to be eligible to participate in all benefit plans that the Company makes available to similarly-situated employees.

Executive Separation Policy: Should your employment with the Company terminate at any time in the future while you are employed in the position of Executive Vice President, Chief Financial Officer, your eligibility for separation benefits will be governed by the Company’s then applicable Executive Separation Policy.

Other Terms and Conditions

As a condition of your employment, you are required to sign a Non-Competition, Non-Solicitation, Confidentiality and Arbitration Agreement, which is enclosed with this offer.

While we hope that you will continue to have a long, successful and rewarding career with Republic, this offer is for “at will” employment, and either you or the Company may terminate your employment at any time and for any reason.

Brian, we are excited to have you assume the position of Executive Vice President, Chief Financial Officer and look forward to working with you in your new role. Please indicate your acceptance of this offer by countersigning this letter and returning the original to me. As always, please contact me if you have questions.

Sincerely,

/s/ Donald W. Slager
Chief Executive Officer
Republic Services, Inc.

/s/ Brian DelGhiaccio	06/03/2020
Brian DelGhiaccio	Date